UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

RESULTS OF POSTAL BALLOT
SIGNATURES

RESULTS OF POSTAL BALLOT

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted by the members through postal ballot and electronic voting (e-voting). The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following is a brief description of the matters voted upon by the members of the Company both by electronic means and through postal ballot, along with votes cast for and against.

(i)	Revision in compensation of U.B. Pravin Rao, Chief Operating Officer & Whole-Time Director
(ii)	Appointment of D.N. Prahlad as an Independent Director
(iii)	To adopt new Articles of Association of the Company in conformity with the Companies Act, 2013

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary.

As per the Indian Companies Act, 2013, the Company provided its members the facility to cast their votes by electronic means (“E-voting”) for all resolutions. The E-voting period commenced on March 2, 2017 and ended on March 31, 2017.

	Brief Description of the matter put to vote	Votes for(1)	Votes against(1)
1.	Revision in compensation of U.B. Pravin Rao, Chief Operating Officer & Whole-Time Director	924,913,910	446,263,134
2.	Appointment of D.N. Prahlad as an Independent Director	1,587,274,761	87,041,236
3.	To adopt new Articles of Association of the Company in conformity with the Companies Act, 2013	1,636,028,571	57,364,390

(1)	Under the Indian Companies Act, 2013, and as per our Articles of Association, the voting rights of every member shall be in proportion to his or her share of our paid-up capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Manikantha A.G.S

Date: April 3, 2017	Manikantha A.G.S Company Secretary